File No. 70-8975


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-1/A
                                 AMENDMENT NO. 2

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                                   DECLARATION
                                      under
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                            National Fuel Gas Company
                               10 Lafayette Square
                                Buffalo, NY 14203

                     (Name of company filing this statement
                   and address of principal executive offices)

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                            NATIONAL FUEL GAS COMPANY

                    (Name of top registered holding company)

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        P.C. Ackerman                           A.M. Cellino
        Senior Vice President                   Secretary
        National Fuel Gas Company               National Fuel Gas Company
        10 Lafayette Square                     365 Mineral Springs Road
        Buffalo, NY  14203                      Buffalo, NY  14210

                   (Names and addresses of agents for service)

                It is respectfully requested that the Commission send copies of all notices, orders and communications to:

         Kyle G. Storie, Esq.                   Curtis W. Lee, E
         National Fuel Gas Company              National Fuel Gas Company
         10 Lafayette Square                    10 Lafayette Square
         Buffalo, NY 14203                      Buffalo, NY 14203


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         Add the following to the end of Item 1.  DESCRIPTION OF
PROPOSED TRANSACTIONS.

                  Fifty percent of National's Consolidated retained earnings is $222 million as of November 30, 1996. National's Aggregate Investment (as defined in Rule 53(a)(1)(i)) in EWGs and FUCOs is approximately $15 million, thereby satisfying Rule 53(a)(1). National and its subsidiaries maintain books and records to identify investments in and earnings from EWGs and FUCOs in which they directly or indirectly hold an interest. In addition, the books and records and the financial statements of the only such entity in which National currently has an interest are kept in conformity with the requirements of Rule 53(a)(2)(iii)(A) and (B), and National undertakes to provide the SEC access to such books and records and financial statements that are available to National upon the request of the SEC. Thus, the Rule 53(a)(2) requirements are satisfied. No more than 2% of the employees of National's domestic public-utility company render services, at any one time, directly or indirectly, to the EWGs or FUCOs in which National directly or indirectly holds an interest, thereby satisfying Rule 53(a)(3). All of the documents required to be filed under Rule 53(a)(4) with federal, state and local regulators having jurisdiction over the retail rates of National's domestic public-utility company have been submitted.
         None of the conditions described in Rule 53(b) exist with respect to National, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

Item 6.  Exhibits and Financial Statements
             The following exhibits are included in this amendment.
             (A)           Exhibits

                           F-1      Opinion of Stryker, Tams & Dill.

                           G-1 Notice and Proxy Statement furnished by National to holders of its common stock with respect to solicitation of proxies.
                                    (Incorporated   by  reference  to  File  No.
                                    1-03380, dated December 30, 1996.)

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                      NATIONAL FUEL GAS COMPANY



                                      By /s/P. C. Ackerman
                                         P. C. Ackerman
                                         Senior Vice President



Dated:  January 31, 1997